Exhibit 99.1

For more information contact:	PRESS RELEASE
Investor Relations Jeff Corbin / Rob Fink KCSA Strategic Communications (212) 896-1214 / 1206 jcorbin@kcsa.com / rfink@kcsa.com

Tikcro Technologies Reports 2012 Second Quarter Results;
Outstanding Note in Biocancell Repaid

Tel Aviv, Israel, August 1, 2012 — Tikcro Technologies Ltd. (OTC PK: TIKRF) today reported results for the second quarter ended June 30, 2012.

Net loss for the second quarter was $124,000, or $0.01 per diluted share. Results for the second quarter included financial expense of approximately $80,000 that resulted from the valuation of Tikcro's holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. Excluding this non-cash financial expense, net loss for the second quarter was $44,000 or $0.01 per diluted share.

As of June 30, 2012, the Company had net cash totaling $7.0 million.

As of August 1, 2012, Tikcro's note in BioCancell in the principal amount of $2.0 million was repaid in full, including accrued interest, in the total amount of approximately $2.48 million. Total net cash following this repayment is $9.5 million.

Tikcro holds approximately 3.5% of BioCancell's outstanding common stock and approximately 10.5%, when taking into account the exercise of the warrants that Tikcro holds. The common stock of BioCancell is listed on the Tel Aviv Stock Exchange (TASE: BICL).

About Tikcro Technologies:

Tikcro has holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment.

For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the business of BioCancell, including, but not limited to, the development, testing, regulatory approval and commercialization of its products, its intellectual property rights, its funding, its competition, its exposure to lawsuits and its dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Forms 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

Tikcro Technologies Ltd. Condensed Balance Sheets (US dollars in thousands)

	June 30, 2012	December 31, 2011
Assets
Current assets
Cash and short-term marketable securities	$6,962	$6,985
Other receivables	63	165
Investment in BioCancell – stock, convertible note and warrant	3,044	3,033
Total current assets	10,069	10,183

Total assets	$10,069	$10,183

Liabilities and Shareholders' Equity
Current liabilities
Other current liabilities	$274	$302

Shareholders' equity	9,795	9,881

Total liabilities and shareholders' equity	$10,069	$10,183

Tikcro Technologies Ltd. Statement of Operations (US dollars in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011

Reserch and development expenses	$15	$-	$22	$-

General and administrative expenses	$75	$219	$173	$300

Total operating expenses	90	219	195	300

Operating loss	(90)	(219)	(195)	(300)

Financial income (expenses), net	(22)	(1,223)	110	(1,172)

Tax expenses	(12)	(22)	(22)	(22)

Net loss	$(124)	$(1,464)	$(107)	$(1,494)

Basic net loss per share	$(0.01)	$(0.17)	$(0.01)	$(0.17)

Diluted net loss per share	$(0.01)	$(0.17)	$(0.01)	$(0.17)

Basic weighted average shares	8,632	8,556	8,616	8,550

Diluted weighted average shares	8,632	8,556	8,616	8,550